State of Delaware	Exhibit 3.15
Secretary of State
Division of Corporations
Delivered 06:14 PM 11/30/2011
FILED 05:57 PM 11/30/2011
SRV 111242720 – 5072765 FILE

State of Delaware

Limited Liability Company

Certificate of Formation

First: The name of the limited liability company is: Energy XXI Leasehold, LLC.

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington. Zip code 19808. The name of its registered agent at such address is Corporation Service Company.

Third: (Insert any other matters the members determine to include herein.)

Management of the Company shall be vested in the board of managers of the Company.

In Witness Whereof, the undersigned has executed this Certificate of Formation this 30th day of November, 2011.

By:	/s/ BaShara Boyd
Name: BaShara Boyd